

December 2, 2024

Fabio Sandri
President and Chief Executive Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

> **Re: Pilgrim's Pride Corporation**
> **Amendment to Preliminary Proxy Statement**
> **Filed November 25, 2024**
> **File No. 001-09273**

Dear Fabio Sandri:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 6, 2024, letter.

Amendment filed November 25, 2024

General

1.   Please expand your revisions in response to prior comment 4 to clarify the reasons for proposing this amendment. For example, explain what about "the current financial condition of the Company, economic conditions, and other strategic business and financial priorities of the Company" led to proposing this amendment now?

2.   We note your response to the first element of prior comment 7. However, it seems any tax savings that may result from consolidation benefit your parent by default, as the tax sharing agreement does not appear to have a mechanism to share such benefits with you. Accordingly, please further revise your disclosure to clearly state that your tax liability is not expected to be reduced following consolidation, and any tax savings that may result from consolidation will benefit JBS USA rather than you or your subsidiaries.

3.   We reissue the second element of prior comment 7 in part. Please further revise your disclosure to clearly state, as in your Form 10-K, that you have no present intention to pay dividends and to discuss the contractual limitations on the payment of dividends. Further disclose that no payment from JBS USA will be forthcoming unless your dividend policy changes, and assess the likelihood thereof in light of related restrictions.

4.   Disclosure revised in response to the third element of prior comment 7 states that the filing of a consolidated return is expected to result in administrative and cost efficiencies, to benefit you, and reduce your tax compliance costs. Please further revise to specifically identify the benefits that you expect to realize. Additionally revise your disclosure to discuss how your administrative and tax compliance costs are expected to be reduced notwithstanding that you will be required to prepare *pro forma* returns to determine your individual tax liability (for purposes of making payments to JBS USA in such amount) and also assist JBS USA in preparing consolidated returns. If the consolidated benefits and reduced costs will accrue to JBS USA rather than to you, then clearly so state.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing

cc: Jeffrey Sherman